UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         Commission file number: 1-1401



                               PECO Energy Company
                              Employee Savings Plan
                            (Full title of the plan)




                               PECO Energy Company
                                 P. O. Box 8699
                               2301 Market Street
                             Philadelphia, PA 19101
           (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1999 and 1998


EXHIBITS

         Consent of Independent Accountants


CONTENTS
                                                                           Pages
                                                                           -----

Report of Independent Accountants                                              2

Financial Statements:
     Statements of Net Assets Available for Benefits,
         as of December 31, 1999 and 1998                                      3

     Statements of Changes in Net Assets Available for
         Benefits for the years ended December 31, 1999 and 1998               4

     Notes to Financial Statements                                          5-10

Supplemental Schedules:
     Schedule of Assets Held for Investment Purposes as of
         December 31, 1999, Schedule H, Part IV, Item 4i, Form 5500           11

List of Exhibits                                                              12

Signature                                                                     13

                        Report of Independent Accountants


To the Participants and Administrator of the PECO Energy Company Employee Savings Plan:

In our  opinion,  the  accompanying  statements  of  net  assets  available  for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PECO Energy Company Employee Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 1999, Schedule H, Part IV, Item 4i, Form 5500 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP

Philadelphia, PA 19103
June 26, 2000

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                 Statement of Net Assets Available for Benefits
                        as of December 31, 1999 and 1998

                                              1999                1998
                                         ------------        ------------

Investments                              $812,725,928        $687,323,082
                                         ------------        ------------

Net assets available for benefits        $812,725,928        $687,323,082
                                         ============        ============

                       See notes to financial statements.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

            Statement of Changes in Net Assets Available for Benefits
                 for the years ended December 31, 1999 and 1998

                                               1999                  1998
                                          -------------         -------------
Additions:
   Employee contributions                 $  32,677,666         $  31,934,765
   Employer contributions                     7,112,506             6,655,284
                                          -------------         -------------

        Total contributions                  39,790,172            38,590,049

   Investment income:
      Interest                                3,918,621             3,167,891

      Dividends                              54,898,793            27,654,438

   Net appreciation in fair value
        of investments                       70,936,190           125,540,832

   Interest on loan repayments                1,183,195             1,106,290

                                          -------------         -------------

                                            170,726,971           196,059,500

Deductions:
   Distributions                            (45,324,125)          (29,135,458)

                                          -------------         -------------


Net additions                               125,402,846           166,924,042

Net assets available for benefits:
   Beginning of year                        687,323,082           520,399,040
                                          -------------         -------------

   End of year                            $ 812,725,928         $ 687,323,082
                                          =============         =============


                       See notes to financial statements.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements


1.   Description of the PECO Energy Company Employee Savings Plan:

     The following  description of the PECO Energy Company Employee Savings Plan
     (Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

     General - The Plan is a trusteed defined contribution plan. The Plan was formed on January 1, 1984 for the purpose of allowing eligible employees of PECO Energy Company and subsidiaries (the Company) to reduce their taxable income pursuant to Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     All employees classified as "regular," "part-time" or "probationary" become eligible to participate in the Plan immediately upon completion of six months of service.

     Contributions - Participants elect to have the Company make contributions to the Plan on their behalf. Such contributions are made by authorizing the Company to withhold from the participant's salary an amount equal to the contribution to be made. Participants may elect to authorize the Company to contribute from 1% to 17% of their base salary depending upon their salary level, up to certain IRS limits.

     Effective January 1, 1997, the Plan was amended to reflect the addition of employer matching contributions. The Company will make a matching contribution of 50 cents on each dollar of employee contributions up to 4% of an employee's base salary deposited into the Plan. Effective July 1, 1999, the Company's matching contribution was increased from 4% to 5%. Employees are always fully vested on employer contributions.

     Effective October 1, 1997, Fidelity Investments assumed the role and responsibility of Record Keeper and Trustee for the Plan.

     Participants may elect that their contributions be invested in one or more of the following generic fund categories - Growth, Growth and Income, Balanced, Equity Income, Small Capitalization Growth, Foreign, Money Market, Fixed Income, or Company Stock. (See Note 3)

     By giving notice to the Plan Record Keeper and subject to rules established by the Plan Administrator, participants may suspend or change the amount of their contributions and exchange their investments among the investment funds.

     Distributions and exchanges can be made on a daily basis provided the market is open and the request is confirmed by the Record Keeper prior to 4:00 p.m. EST.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

1.   Description of the PECO Energy Company Employee Savings Plan, Continued:

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings.

     Payment of Benefits - Upon termination of service a participant receives a lump-sum amount equal to the value in his or her account.

     Participant Loans - The Plan allows participants to obtain loans. Participants may borrow up to 50% of their account balances subject to a minimum of $500 and a maximum of $50,000. Loans have terms of up to 30 years for the purchase of a primary residence or one to four years for
     other  purposes  and  bear  interest  at  rates   determined  by  the  Plan
     Administrator based on similar rates charged by regional commercial lenders. Loans are repayable in equal installments by means of payroll deductions. A participant may not have more than one loan outstanding at any time or take more than one loan in a plan year.


2.   Summary of Significant Accounting Policies:

     Valuation of Investments and Income Recognition
     -----------------------------------------------
     Investments in mutual funds are valued at the reported net asset value on the last day of the year. The Fidelity Money Market Fund is valued at the cost of contributions made plus earnings less withdrawals. The PECO Energy Common Stock Fund is valued primarily using the Company's closing stock price. The insurance contracts are benefit-responsive guaranteed investment contracts and are valued at contract value. Contract value represents the cost of contributions made under the contract plus earnings at the contract rate less withdrawals. Purchases and sales of investments are reflected on a trade-date basis. Dividend income is recorded when declared payable.

     Net Appreciation/(Depreciation) in Investments
     ----------------------------------------------
     The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

     Distributions
     -------------
     Distributions are recorded when paid.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

2.   Summary of Significant Accounting Policies, Continued:

     Concentration of Credit Risk
     ----------------------------
     The Plan invests in benefit-responsive guaranteed investment contracts with two insurance companies and is subject to credit risk with respect to these insurance companies. This risk is mitigated by the fact that these companies are rated A and A+ by A.M. Best.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risk and Uncertainties
     ----------------------
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.   Investments:

     The Plan investments consist of the following funds:

     Growth - The growth mutual fund invests primarily in U.S. and foreign common stocks of companies that are considered undervalued or out of favor and whose products show potential for improvement. Investments can include any type of security that may produce capital growth. The goal of these funds is to provide capital growth over the long-term.

     Growth and Income - The growth and income mutual fund invests primarily in common stocks, focusing on larger, more established companies. Investments are spread out across many different kinds of companies and industries. The goal of these funds is to provide capital growth and income over the long-term.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

3.   Investments, Continued:

     Small Capitalization - The small capitalization growth fund invests primarily in stocks of companies which have market capitalization of less than $1 billion at the time of investment. The fund tries to keep at least one-third of its assets in stocks of companies with market capitalizations of $550 million or less and also invests up to 25% of its assets in foreign securities. This fund's goal is to provide capital growth over the long-term.

     Equity Income - The equity income mutual fund invests primarily in attractively priced, dividend paying, income-producing equity securities; including common and preferred stocks, convertible securities, and debt securities (bonds). The goal of this fund is to invest for capital growth and current income.

     Foreign - The foreign fund invests primarily in common stocks of companies in any foreign country, developed or developing. The goal of this fund is to provide capital growth over the long-term by investing internationally.

     Money Market Fund - The money market fund invests primarily in high quality, investment grade, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. Investments include short-term corporate obligations, U.S. government obligations, and certificates of deposit. The goal of this fund is to preserve participants' investments, maintain a stable price, and provide current income.

     Fixed Income Fund - This fund is comprised of both contracted rate investments through a managed income portfolio as well as insurance contracts. The contract rate is established at the commencement of the contract and remains fixed (except for certain conditions) at that rate until maturity. The contract rate reflects market and other conditions at the commencement of the contract.

     Balanced Fund - The balanced fund invests primarily in a diversified mix of common and preferred stocks, and investment grade bonds. The fund is diversified across many sectors and industries. The goal of this fund is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

     PECO Energy Common Stock Fund - The Company stock fund invests in primarily PECO Energy Company common stock and a small amount of short-term investments which enables participants to buy or sell without the usual trade settlement period of individual stock transactions.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

3.   Investments, Continued:

     As of December 31, 1999 and 1998, respectively, the Plan held the following investments, each of which accounted for more than 5% of the total net assets available for benefits:

          Investments                              1999                 1998
          -----------                         -------------        -------------

          Legg Mason NAV Value Trust Fund     $ 331,945,229        $ 249,649,394
          Fidelity Contrafund                   207,589,326          183,395,100
          Putnam Growth & Income Fund A          69,122,232           78,782,668

     During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $70,936,190 and $125,540,832, respectively, as follows:

                                                   1999                 1998
                                              -------------        -------------

          Mutual Funds                        $  75,902,582        $ 112,782,821
          Common Stock                           (4,966,392)          12,758,011
                                              -------------        -------------

          Total                               $  70,936,190        $ 125,540,832
                                              =============        =============

     As of December 31, 1999 and 1998, respectively, the Plan held insurance contracts with interest rate ranges of 6.30% to 7.13% and 6.30% to 7.70%, respectively.

4.   Plan Termination:

     While it is the Company's intention to continue the Plan in operation indefinitely, the Company may terminate the Plan in whole or in part at any time. Any such termination, partial termination or discontinuance of contributions shall be effected only upon condition that such action is taken as shall render it impossible for any part of the assets of the Plan to be used for, or diverted to, purposes other than the exclusive benefit of the Plan participants and their beneficiaries.

                    PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

5.   Tax Status:

     The Internal Revenue Service has determined and informed the Company that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and that the Plan is exempt from federal income tax under
     Section 501(a) by letter dated April 15, 1995. The Plan has been amended since receiving the original determination letter, however, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.   General and Administrative Expenses:

     All administrative fees are paid by the Company on behalf of the Plan.

                                             PECO ENERGY COMPANY EMPLOYEE SAVINGS PLAN

                                          Schedule of Assets Held for Investment Purposes
                                                      as of December 31, 1999
                                              Schedule H, Part IV, Item 4i, Form 5500

                                                                                                                     e. Current
a.   b. Identity of Issuer, Lessor Similar Party         c. Description of Investment               d. Cost             Value
---  -----------------------------------------------  ------------------------------------------   --------------  ----------------

     Legg Mason NAV Value Trust                       Mutual Fund                                  $ 219,939,040    $  331,945,229
*    Fidelity Contrafund                              Mutual Fund                                    184,210,351       207,589,326
     Putnam Fund                                      Mutual Fund                                     78,163,986        69,122,232
     Spartan                                          Mutual Fund                                     19,726,619        24,960,256
     Franklin Small Capitalization Fund               Mutual Fund                                     11,996,439        17,793,289
     Putnam Equity Income Fund                        Mutual Fund                                      2,489,813         2,196,170
*    Fidelity Retirement Money Market                 Mutual Fund                                     33,045,196        33,045,196
     Dodge & Cox Balanced Fund                        Mutual Fund                                     21,262,495        20,305,136
*    Managed Income Portfolio II                      Mutual Fund                                     35,349,000        35,349,000
     Continental Assurance Company (1997)             Insurance Contract maturing 12/29/01, 7.13%      9,206,963         9,206,963
     Continental Assurance Company (1996)             Insurance Contract maturing 12/29/00, 6.30%     13,849,729        13,849,729
     Principal Mutual Life Insurance Company (1995)   Insurance Contract maturing 12/30/99, 7.70%            295               295
     Templeton Foreign Fund                           Mutual Fund                                      3,675,674         4,121,993
*    PECO Energy Company                              Common stock                                    19,262,912        27,741,632
     Participant Loans                                Rates ranged from 6.30% to 8.75%                        --        15,499,482
                                                                                                   -------------     -------------
                                                                                                   $ 652,178,512     $ 812,725,928
                                                                                                   =============     =============

 * - Denotes parties in interest

                                    EXHIBITS


List of Exhibits:
----------------

Exhibit 23.1 - Consent of Independent Accountants

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                                          By: /s/ J. Barry Mitchell
                                          --------------------------------------
                                          J. Barry Mitchell
                                          Vice President - Finance and Treasurer
                                          Plan Administrator